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[ACS LOGO]                                                          NEWS RELEASE

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FOR IMMEDIATE RELEASE

CONTACTS:

Mark A. King
EVP & Chief Financial Officer
ACS
(214) 841-8007
mark king@acs-inc.com

                        UPDATE ON BRC CASH TENDER OFFER

DALLAS, TEXAS--November 2, 1998--ACS (Affiliated Computer Services, Inc.), announced today that Matador Capital Management, and related companies, have filed a lawsuit in Delaware state court, requesting the Delaware court, among other things, to issue an injunction prohibiting the consummation of the tender offer by ACS for BRC Holdings, Inc. (BRC), which was announced last week. The plaintiffs claim to collectively own approximately 6.8% of the issued and outstanding shares. The claims allege certain defects in the tender offer disclosures and the actions taken by BRC's Board of Directors. ACS has indicated that it intends to review and consider the pleadings and respond accordingly.

ACS is based in Dallas, Texas, and has operations primarily in North America, as well as Central America, South America, Europe and the Middle East. ACS provides a full range of business services including technology outsourcing, business process outsourcing, electronic commerce, professional services and systems integration. The company's Class A common stock trades on the New York Stock Exchange currently under the symbol "AFA." Visit ACS on the Internet at www.acs-inc.com.